Exhibit (a)(1)(E)
FORM OF REMINDER EMAIL TO EMPLOYEES
Date:                     , 2009
Subject: Please Review the Stock Option Exchange Offer
     On July 13, 2009, Brigham Exploration Company initiated an exchange offer pursuant to which employees of Brigham, Inc. were offered the opportunity to exchange some or all of their outstanding stock options to purchase shares of Brigham common stock (“Brigham shares”) in exchange for new options to acquire Brigham shares.
     Please review the offer documents that were previously distributed to you, which contain important details regarding the exchange offer. If you decide to participate, you’ll need to complete and sign the election form included with the offering materials and deliver it to the person designated in the offer documents for receipt before 11:59 p.m., Eastern Daylight Savings Time, on August 10, 2009.
     There are [                    ] days left in the exchange offer period, but don’t put this off until the last minute. It’s an important decision, and one you should give your full consideration. If you have any questions about the exchange offer, please contact [                    ].
     This notice does not constitute the Offer to Exchange. The full terms of the exchange offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options For New Stock Options, dated July 13, 2009; (2) the election form; and (3) the withdrawal form. Please contact [                    ] for copies of these documents.